FEDERATED MDT EQUITY TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

August 31, 2017

Mr. Dominic Minore

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Ms. Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management

3 World Financial Center

New York, N.Y. 10281

RE: FEDERATED MDT EQUITY TRUST (the “Trust” or “Registrant”)
Federated MDT Large Cap Value Fund (“FMLVF” or the “Fund”)

Response to Comments on

Pre-Effective Amendment No. 1 to the Fund’s

Registration Statement on Form N-1A

1933 Act File No. 333-218374

1940 Act File No. 811-23259

Dear Mr. Minore and Ms. Miller:

The Registrant is filing this correspondence in response to your comments provided orally on August 29, 2017 with respect to Pre-Effective Amendment

No. 1 to its Registration Statement on Form N-1A, submitted on August 24, 2017.

ACCOUNTING COMMENTS

COMMENT 1. Prospectus - Risk/Return Summary: Fees and Expenses Example

We note that the Example calculations are based on gross expenses. However, the introductory paragraph before the Expense Example chart states the following:

“The Example also assumes that your investment has a 5% return each year and that the operating expenses are based on the contractual expense limitation as shown in the table above and remain the same.”

Please align this disclosure to the disclosure in the related FMLVF N-14 to remove reference to the contractual expense limitation.

In addition, please provide the expense calculation for Class B Shares.

RESPONSE:

The Registrant will align the disclosure with the disclosure in the related FMLVF N-14 as follows (deletions stricken):

“The Example also assumes that your investment has a 5% return each year and that the operating expenses are ~~based on the contractual expense limitation~~ as shown in the table above and remain the same.”

With respect to the expense calculation for Class B Shares, the calculation reflects the fact that after Class B Shares have been held for eight years from the date of purchase, they will automatically convert to the Class A Shares. Therefore, for the first eight years after purchase the expense ratio of Class B Shares is used in the calculation and beginning with the ninth year after purchase, the expense ratio of the Class A Shares is used in the calculation.

COMMENT 2. Prospectus - What Do Shares Cost?

In the sub-section “Sales Charge When You Redeem,” we note the breakpoint table for application of the contingent deferred sales charge. Please add this breakpoint table to the FMLVF N-14.

RESPONSE:

The Registrant confirms that it will add the contingent deferred sales charge breakpoint table to the FMLVF N-14.

COMMENT 3. Prospectus – Who Manages the Fund?

In the sub-section “Advisory Fees,” please provide a representation that the Fund’s Prospectus will not be used to sell the Fund until after the merger is consummated as contemplated by the FMLVF N-14.

RESPONSE:

The Registrant represents and confirms that the Fund’s Prospectus will not be used to sell the Fund until after the merger is consummated as contemplated by the FMLVF N-14.

COMMENT 4. Statement of Additional Information – Notes to Financial Statements

In Note 4. “Organization Expenses and Offering Costs,” we note the following disclosure:

“Organization expenses were recorded as a Fund expense as incurred and such costs were paid by the Adviser. It is anticipated that the Adviser will recoup from the Fund these costs following the commencement of investment operations and is subject to overall Fund expense limitations.”

Please explain why a liability is not recorded for the recoupment in the seed financial statements given that the recoupment is anticipated. Please provide U.S. GAAP guidance in your response.

To the extent that the financial statements are revised, please file the revisions in a Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A.

RESPONSE:

Although the disclosure indicates that the costs will be reimbursed to the adviser upon commencement of investment operations, the commencement of investment operations of the Fund will only occur upon completion of the pending tax-free reorganization disclosed in the Investment Adviser Fees note to financial statements. Only after the reorganization is approved by the respective shareholders will the Registrant be the recipient of assets from two separate registered investment companies in the fourth quarter of 2017 which would likely enable the Registrant to reimburse the Adviser for these costs. As of August 16, 2017, the date of the financial statements, the shareholder vote to approve this reorganization has not occurred nor is Federated certain that the reorganization will be approved by respective fund shareholders. Until the reorganization is approved, which is the event that triggers the receipt of the related assets and the commencement of investment operations, Federated does not believe it is appropriate to record this liability. As such, as of the balance sheet date, the liability is not probable and has not been accrued (ASC 450-20-25-2). In addition, as indicated in the current footnote disclosure referenced above, the reimbursement of these expenses to the adviser is subject to the Fund expense limitation. Related to the accounting survivor of this reorganization, Federated currently waives its investment advisory fees in order for the Fund to meet its expense limitation; therefore upon the commencement of investment operations, the Adviser will likely waive its advisory fees in an amount equal to the referenced organization expenses.

LEGAL DISCLOSURE COMMENTS

COMMENT 1. Prospectus – What are the Main Risks of Investing in the Fund?

Please conform the heading to mirror the change made in the heading “What are the Fund’s Main (or Principal) Investment Strategies?”

RESPONSE:

The Registrant has added “(or Principal)” after “Main” in the heading and it now reads: “What are the Main (or Principal) Risks of Investing in the Fund?”

COMMENT 2. Prospectus – Risk/Return Bar Chart

We note the following disclosure that follows the Risk/Return Bar Chart:

“As of the date of this prospectus, the Fund has not yet commenced operations and, accordingly, year-to-date performance information is not provided.”

Because the Predecessor Fund is the accounting survivor to the Fund, year-to-date performance information should be disclosed for the Predecessor Fund as of June 30, 2017.

RESPONSE:

The Registrant has changed the disclosure in the Fund’s multi-class Prospectus to read:

“The Predecessor Fund’s SS class total return for the six-month period from January 1, 2017 to June 30, 2017 was 3.46%.”

The Registrant has changed the disclosure in the Fund’s T Share Class Prospectus to read:

“The Predecessor Fund’s A class total return for the six-month period from January 1, 2017 to June 30, 2017 was 3.46%.”

COMMENT 3. Prospectus - Risk/Return Summary: Fees and Expenses

With respect to Comment 1, in the Registrant’s response letter dated August 24, 2017, we reissue the comment to please confirm that the A class of the Fund will not incur or charge a Distribution (12b-1) Fee for at least the next 12 months.

RESPONSE:

With respect to Footnote (1), the Registrant confirms that the A Class of the Fund has no intention within the next 12 months of paying, accruing or incurring any Distribution (12b-1) Fee; prior to the dormant Rule 12b-1 Fee being activated, approval of the Fund’s Board of Trustees, including a majority of the Independent Trustees, would be required and, as necessary, appropriate disclosure to shareholders would be provided through a supplement to the Fund’s prospectus. The Registrant respectfully notes that there is no requirement in Form N-1A which would require a commitment not to activate such a “dormant fee,” within the next 12 months. However, in light of the Staff’s comment, the Registrant affirms that it does not expect the Board of Trustees to activate the Distribution (12b-1) Fee in the next 12 months.

COMMENT 4. Prospectus - Risk/Return Summary: Fees and Expenses

With respect to Comment 1, in the Registrant’s response letter dated August 24, 2017, we reissue the comment to please file the Fee Limit agreement referenced in Footnote (2) as an exhibit to the registration statement.

RESPONSE:

With respect to Footnote (2), the Registrant respectfully notes that it has complied with the provisions of Instruction 3(e) to Item 3 of Form N-1A to describe and commit to a fee limit arrangement that will be in place for at least 12 months. As promulgated by the Commission, Instruction 3(e) to Item 3 specifically refers to “expense reimbursement or fee waiver arrangements” and Instruction 3(e) does not refer to a “contract” or require a separately executed agreement. The fee limitation arrangement commitment is disclosed as required in Form N-1A in the Registrant’s public offering document, and such arrangements have been reviewed and approved by the Registrant’s Board of Trustees. Accordingly, no separate written agreement is required under the applicable Form N-1A requirement nor has one been created by the Registrant or approved by its Board of Trustees.

COMMENT 5. Prospectus - What are the Fund’s Investment Strategies?

With respect to Comment 7, in the Registrant’s response letter dated August 24, 2017, we reissue the comment to clarify that we are requesting the Fund to add disclosure to explain in general terms how the Fund’s Adviser decides which securities to sell.

RESPONSE:

The Registrant has added the following disclosure under “What are the Fund’s Investment Strategies?”:

“The Adviser may sell securities from the Fund’s portfolio for reasons including, but not limited to: (i) identification of deteriorating stock selection factors; (ii) identification of replacement securities with higher perceived value; and (iii) compliance with the Fund’s investment objectives, strategy, limitations and other parameters.”

COMMENT 6. Prospectus - How to Purchase Shares – Through a Financial Intermediary

With respect to Comment 11, in the Registrant’s response letter dated August 24, 2017, we reissue the comment and request the relevant disclosure revisions to be made in the Fund now and not to wait until the Fund’s next regularly scheduled annual update.

RESPONSE:

The Registrant has made the following changes to the disclosure (additions underlined). Correlating changes will be made under the section “How to Redeem and Exchange Shares.”

“How to Purchase Shares

You may purchase Shares of the Fund any day the NYSE is open. Shares will be purchased at the NAV next calculated after your investment is received by the Fund, or its agent, in proper form.

The Fund reserves the right to reject any request to purchase or exchange Shares. New investors must submit a completed New Account Form. All accounts, including those for which there is no minimum initial investment amount required, are subject to the Fund’s policy on “Accounts with Low Balances” as discussed later in this Prospectus.

THROUGH A FINANCIAL INTERMEDIARY

Establish an account with the financial intermediary; and

Submit your purchase order to the financial intermediary before the end of regular trading on the NYSE (normally 4:00 p.m. Eastern time).

The Fund has authorized certain intermediaries to accept share purchase orders on its behalf. When authorized intermediaries receive an order in proper form, the order is considered as being placed with the Fund, and shares will be bought at the NAV next calculated after such an order is received by the authorized intermediary. If your financial intermediary is not an authorized intermediary, the Fund or its agent must receive the purchase order in proper form from your financial intermediary by the end of regular trading on the NYSE (normally 4:00 p.m. Eastern time) in order for your transaction to be priced at that day’s NAV. In addition, your financial intermediary must forward your payment by the prescribed trade settlement date (typically within one to three business days) to the Fund’s transfer agent, State Street Bank and Trust Company (“Transfer Agent”). You will become the owner of Shares and receive dividends when your payment is received in accordance with these time frames (provided that, if payment is received in the form of a check, the check clears). If your payment is not received in accordance with these time frames, or a check does not clear, your purchase will be canceled and you could be liable for any losses, fees or expenses incurred by the Fund or the Fund’s Transfer Agent.

Financial intermediaries should send payments according to the instructions in the sections “By Wire” or “By Check.”

Financial intermediaries may impose higher or lower minimum investment requirements on their customers than those imposed by the Fund. Keep in mind that financial intermediaries may charge you fees for their services in connection with your Share transactions.”

COMMENT 7. Statement of Additional Information – Concentration (as applied)

With respect to Comment 17, in the Registrant’s response letter dated August 24, 2017, we reissue comment to clarify that the investment of more than 25% of the Fund’s total assets in a particular industry or group of industries will constitute concentration. We are specifically requesting the addition of the words “or group of industries.”

RESPONSE:

The Registrant has made the following changes to the disclosure, including the addition of the words “or group of industries,” as requested by the Staff (additions underlined):

Concentration (as applied)

In applying the Fund’s concentration restriction: (a) utility companies will be divided according to their services, for example, gas, gas transmission, electric and telephone will each be considered a separate industry; (b) financial service companies will be classified according to the end users of their services, for example, automobile finance, bank finance and diversified finance will each be considered a separate industry; and (c) asset-backed securities will be classified according to the underlying assets securing such securities. To conform to the current view of the SEC staff that only domestic bank instruments may be excluded from industry concentration limitations, as a matter of non-fundamental policy, the Fund will not exclude foreign bank instruments from industry concentration limitation tests as long as the policy of the SEC remains in effect. In addition, investments in bank instruments, and investments in certain industrial development bonds funded by activities in a single industry, will be deemed to constitute investment in an industry, except when held for temporary defensive purposes. A large economic or market sector shall not be construed as a group of industries for purposes of this restriction. The investment of more than 25% of the value of the Fund's total assets in any one industry or group of industries will constitute “concentration.”

Assuming that our responses to these additional Staff comments and the other changes made to the Registration Statement in Pre-Effective Amendment No. 1 meet with the Staff’s approval, the Registrant and its principal underwriter hereby request, pursuant to Rule 461 under the Securities Act of 1933, that the effective date of the Registration Statement be accelerated to 12:00 Noon on September 1, 2017 or as soon thereafter as the Commission shall deem appropriate.

If we may offer any further information to assist you in the review of this filing, please do not hesitate to contact Leslie Petrone at (724) 720-8840.

Very truly yours,

/s/ Kary A. Moore

Kary A. Moore

Senior Corporate Counsel,

Federated Investors, Inc.

and

Secretary,

Federated Securities Corp.

/s/ George F. Magera

George F. Magera

Assistant General Counsel,

Federated Investors, Inc.

and

Assistant Secretary

Federated MDT Equity Trust